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                           July 21, 2022

       Pamela Johnson
       Chief Financial Officer
       OppFi Inc.
       130 E. Randolph Street
       Suite 3400
       Chicago, IL 60601

                                                        Re: OppFi Inc.
                                                            Form 10-K filed
March 11, 2022
                                                            Form 10-Q filed May
6, 2022
                                                            Response dated July
15, 2022
                                                            File No. 001-39550

       Dear Ms. Johnson:

               We have reviewed your July 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed March 11, 2022

       Note 18. Earnings Per Share, page 130

   1. Noting disclosure on page 67 that holders of OppFi-LLC Units may exchange their units for shares of your
Class A Common Stock (or cash), please tell us how you determined that the units have no
impact on your calculation of diluted earnings per share. Please detail the key facts
and circumstances, the accounting guidance considered and how the relevant guidance was
applied to support your policy. Specifically discuss how the
                                                        Earnout Units were
considered in your accounting analysis. Please revise your accounting policies in future
filings as needed.
 Pamela Johnson
OppFi Inc.
July 21, 2022
Page 2

       You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael
Volley, Staff Accountant, at 202-551-3437 if you have questions.



FirstName LastNamePamela Johnson                        Sincerely,
Comapany NameOppFi Inc.
                                                        Division of Corporation
Finance
July 21, 2022 Page 2                                    Office of Finance
FirstName LastName